Exhibit 99.3

ECOLAB SAVINGS PLAN AND ESOP

2006

Second Declaration of Amendment

Pursuant to Section 10.2 of the Ecolab Savings Plan and ESOP — 2006 (the “Plan”), the Company amends the Plan with respect to the Company Stock Fund, effective as of the date hereof, as follows:

(1)           The last sentence of Section 5.1(A) of the Plan is amended to read as follows:

Except as provided in Section 5.1(B), the Company or its delegate may, from time to time, direct the Trustee to establish additional investment Funds or to terminate any existing investment Fund.

(2)           Section 5.1(B) of the Plan is amended to read as follows:

(B)           Notwithstanding Section 5.1(A), the investment Funds maintained by the Trustee will include the Ecolab Stock Fund, which will be invested exclusively (other than for the purpose of maintaining sufficient liquidity to provide for distributions, withdrawals, and transfers under the Plan) in common stock of Ecolab Inc. without regard to (1) the diversification of assets of the Plan and Trust, (2) the risk profile of Ecolab stock, (3) the amount of income provided by Ecolab stock, or (4) the fluctuation in the fair market value of Ecolab stock, unless the Company or its delegate determines that there is a serious question concerning the short-term viability of the Company as a going concern.  The Ecolab Stock Fund is intended as a permanent feature of the Plan.

(3)           Section 5.1 of the Plan is amended to add a new Section 5.1(C) thereto, immediately following Section 5.1(B), to read as follows:

(C)           Notwithstanding any provision of the Plan or Trust, the Company or its delegate shall be the “named fiduciary” of the Ecolab Stock Fund with sole authority and responsibility for the following duties:

(i)                                     To impose any limitation or restriction on the investment of Participant accounts in the Ecolab Stock Fund;

(ii)                                  To direct the sale or other disposition of all or any portion of the Ecolab stock held in the Ecolab Stock Fund;

(iii)                               To direct the reinvestment of the proceeds from any sale or other disposition of Ecolab stock in short-term cash equivalent investments in the Ecolab Stock Fund, until the Participants redirect the investment of such proceeds;

(iv)                              To instruct the Trustee with respect to the foregoing matters; and

(v)                                 To communicate with Participants from time to time with respect to the duties listed herein.

In exercising the powers set forth in Section 5.1(B), the Company or its delegate will take into account the statement of intent set forth in Section 5.1(B) to the fullest extent permitted by ERISA.  In addition, the Company or its delegate shall evaluate the prudence of maintaining the Ecolab Stock Fund not on the basis of the risk associated with the Ecolab Stock Fund standing alone but in light of the availability of other investment options under the Plan and the ability of Plan participants to construct a diversified portfolio of investments consistent with their individual desired level of risk and return.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated:  December 15, 2006

(Seal)

ECOLAB INC.

	By:	/s/Steven L. Fritze
Steven L. Fritze
Executive Vice President and Chief Financial Officer

Attest:	/s/Lawrence T. Bell
Lawrence T. Bell
Senior Vice President, General Counsel and Secretary